Exhibit 99.9

November 2, 2012

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

New Brunswick Securities Commission

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

The Prince Edward Island Securities Office,

       Office of the Attorney General

We refer to the short form prospectus of Algonquin Power & Utilities Corp. (the company) dated November 2, 2012 relating to the sale and issue of preferred shares.

We consent to being named in and to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated July 2, 2012 to the shareholder and board of directors of Granite State Electric Company on the following financial statements:

•	balance sheets as at March 31, 2012 and March 31, 2011;

•	statements of income, shareholder’s equity and comprehensive income, capitalization and cash flows for the years ended March 31, 2012 and March 31, 2011.

We consent to being named in and to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated July 18, 2012 to the shareholder and board of directors of EnergyNorth Natural Gas, Inc. on the following financial statements:

•	balance sheets as at March 31,2012 and March 31, 2011;

•	statements of operations, shareholder’s equity and comprehensive income, and cash flows for the years ended March 31, 2012 and March 31, 2011.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements on which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017 T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us